Exhibit 99.1

Valens Semiconductor Appoints Karine Pinto-Flomenboim

as Chief Financial Officer

HOD HASHARON, Israel, June 22, 2026 -- Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today announced the appointment of Karine Pinto-Flomenboim as Chief Financial Officer (CFO), effective August 9, 2026. Karine will succeed Guy Nathanzon, who is stepping down from the role.

“We are thrilled to welcome Karine Pinto-Flomenboim to Valens as CFO,” said Yoram Salinger, Chief Executive Officer of Valens Semiconductor. “Her two decades of experience in the semiconductor industry, combined with her strong financial acumen, align closely with our strategic focus as we continue to execute against our 2026 plans and position Valens for future growth. Karine brings more than 25 years of experience in financial leadership at publicly listed companies, with a proven track record of guiding organizations through scale, complexity, and transformation. She will play a pivotal role as we accelerate growth, support disciplined capital allocation, and drive sustainable growth for our shareholders.”

“I would like to take this opportunity to thank Guy Nathanzon for his significant contribution to Valens over recent years,” concluded Salinger.

As announced, Guy will step down from his role on July 13, 2026, while Karine’s appointment will become effective on August 9, 2026. During the transition period, Yael Rozenberg, Valens’s VP Finance, will serve as Interim Chief Financial Officer.

“I am delighted to be joining Valens to lead its next phase of growth,” said Pinto-Flomenboim. “Valens is uniquely positioned at the intersection of high-performance connectivity and next-generation video and AI applications, creating a compelling opportunity for long-term value creation across industries. I look forward to collaborating with Yoram and the Valens team to continue to drive financial excellence, operational efficiency, and sustainable long-term growth.”

Karine Pinto-Flomenboim’s expertise spans capital markets, global operations, investor relations, M&A, and value creation, positioning her as a senior executive at the intersection of technology, strategy, and financial leadership. Prior to joining Valens, Karine served as CFO of Arbe Robotics Ltd. and previously held the CFO role at TIBA Parking Systems. Earlier in her career, she held various senior finance positions at Caesarstone Ltd., Applied Materials, Inc. and Intel. She holds an MA in Economics from the Hebrew University of Jerusalem and is a graduate of the National Investor Relations Institute (NIRI).

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty; political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. Except as required by law, we undertake no obligations to make any revisions to the forward-looking statements contained in this press release or to update them to reflect events or circumstances occurring after the date of this press release, whether as a result of new information, future developments or otherwise.

Press Contacts:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

SOURCE Valens Semiconductor